Contact	James Burgess 913/307-1000 www.mediware.com	Thomas Redington 203/222-7399 212/926-1733 www.redingtoninc.com

Mediware Outlines Upcoming Management

Change At Medication Management Division

LENEXA, KS JAN. 11, 2006 - Mediware Information Systems, Inc. (Nasdaq: MEDW) announces the planned transition of leadership in its Medication Management Division. Kevin Ketzel will become general manager of the company's medication management division, replacing Michael Crabtree, the division's president, in a transition that will become effective March 31, 2006. Mr. Crabtree will continue to assist Mr. Ketzel with the transition and be actively involved in the Company as Executive Vice President of Corporate Business Development.

"Mike has done a terrific job building a top notch team of people with great products. WORx®, MediMAR® and MediCOE™ are well positioned for success due to Mike's significant contributions, and we are confident that Kevin, with his leadership skills and strong industry experience, will build on this success," said James Burgess, Mediware's chief executive officer.

"We truly appreciate Mike's efforts on behalf of the Company over the last several years, and we are especially pleased that Mike will continue working with the Company and the division as Kevin begins his new role," said Lawrence Auriana, Mediware's chairman.

Mr. Ketzel joined Mediware in October 2005 as chief operating officer of the company's medication management division. Previously, he served as an officer of MedSynergies, Inc from 2004 and 2005. Prior to that he served as regional vice president for Eclipsys Corporation from 2002 to 2004 where he directed customer-related sales, support, consulting and implementation of the company's portfolio of healthcare applications and services. From 1998 through 2001, Mr. Ketzel was director, Health Information Management/Imaging and director, National Health Organizations for Cerner Corporation. He also served as an executive in several key positions at Allscripts Healthcare Solutions, Inc.

Mr. Ketzel earned an MBA from the Kellogg School of Management at Northwestern University as well as a Bachelor of Science in Quantitative Economics and a Bachelor of Business in Finance from the University of Wisconsin-Madison.

About Mediware

Mediware is a leading provider of software solutions and services for medication management, blood and cellular products and perioperative departments. With over 1,100 worldwide installations, Mediware provides hospitals, clinics, correctional institutions, blood centers and other, public and private, health care institutions with proprietary software solutions for blood donor testing and distribution, transfusion services, tissue management, cord blood processing and stem cell management, pharmacy, medication management, ordering and electronic prescribing, medication administration support beyond checking the "5 rights," patient safety alerts, clinical content, operating room scheduling, preference management, and surgical case documentation. Mediware provides a full suite of support and related services for each of its solutions. For more information about Mediware, its services and products, including HCLL™ Transfusion and Donor, LifeTrak® , WORx® , MediMAR® , MediCOE™ , Perioperative Solutions™ , and JAC medicine management systems, visit http://www.Mediware.com.

Certain statements in this press release may constitute "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995, as the same may be amended from time to time (the "Act'') and in releases made by the SEC from time to time. Such forward-looking statements are not based on historical facts and involve known and unknown risks, uncertainties and other factors disclosed in the Company's Annual Report on Form 10-K for the year ended June 30, 2005, which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. The Company disclaims any obligation to update its forward-looking statements.

       1/11/06